February 19, 2002

02015731

RECEIVED MAR 0 ... 340

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: OneSteel Limited -- Rule 12g3-2(b) Exemption
File No. 82-5103

SUPPL

Ladies and Gentlemen:

The enclosed information is being furnished by OneSteel Limited ("OneSteel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). OneSteel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that OneSteel is subject to the Exchange Act.

Very truly yours,

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Paul R Locke
Company Secretary

82-5103

onesteel

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6653
DATE:	7 January 2001		
NUMBER OF PAGES:	15 (including this page)		

Appendix 3X

Please find attached Appendix 3X, Initial Director's Interest Notice, for all seven directors of OneSteel Limited.

Paul Locke

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Lindsay Every
Date of appointment	13/7/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
102,793 OneSteel Limited ordinary shares A right under the OneSteel Limited Executive Directors Long Term Incentive Plan to call for the delivery of 1,847,052 shares and 2,462,735 options on 15/12/03 subject to business performance hurdles being met.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin Robert Galbraith
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
20,990 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Edward Meiklejohn
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
10,000 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OneSteel Limited
ABN	63 004 410 833

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dean Antony Pritchard
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
50,000 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neville Joseph Roach
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
41,061 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited
ABN 63 004 410 833

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Smedley
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
100,000 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eileen Joy Doyle
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
41,980 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6653
DATE:	8 January 2001		
NUMBER OF PAGES:	7 (including this page)		

Appendix 3X

Please find attached an amended Appendix 3X, 'Initial Director's Interest Notice', for each of three directors. Small amendments have been made to the notices lodged yesterday in respect of the number of shares held.

Paul Locke

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

Rule 3.19A.1

Appendix 3X

Amended Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eileen Joy Doyle
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
41,998 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Amended Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited
ABN 63 004 410 833

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin Robert Galbraith
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
20,999 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Amended Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited
ABN 63 004 410 833

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neville Joseph Roach
Date of appointment	23/10/00

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
41,096 OneSteel Limited ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

OneSteel

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Secretary	PHON:	02 9239 6653
DATE:	16/1/02		
NUMBER OF PAGES:	5 (including this page)		

Appendix 3y

Please find attached two Appendix 3y in respect of shares acquired under the company's Non-Executive Share Plan by two directors.

P.M. Locke

Paul Locke

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited
ABN 63 004 410 833

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eileen Joy Doyle
Date of last notice	8/1/02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in OneSteel Limited shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15/1/02
No. of securities held prior to change	41,998
Class	Ordinary
Number acquired	2,945
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,332
No. of securities held after change	44,943
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade under company's Non-Executive Directors' Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity OneSteel Limited	
ABN 63 004 410 833	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neville Joseph Roach
Date of last notice	8/1/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in OneSteel Limited shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15/1/02
No. of securities held prior to change	41,096
Class	Ordinary
Number acquired	5,892
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,666
No. of securities held after change	46,988
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade under company's Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/01/2002

TIME: 16:00:24

TO: ONESTEEL LIMITED

FAX NO: 02-9239-6690

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x2

OneSteel

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Secretary	PHON:	02 9239 6653
DATE:	17/1/02		
NUMBER OF PAGES:	9 (including this page)		

Issue of Shares

Please find attached Appendix 3B relating to the monthly issue of shares under our Employee Share Plan.

Paul Locke

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

OneSteel Limited

ACN, ARBN or ARSN

ACN 004 410 833

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,286
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.131375
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Matching shares issued pursuant to Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16/1/02

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
535,941,621	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
4,620,808	options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All shares participate equally

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in *relation to fractions*	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly .paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17/1/02
(Company secretary)

Print name: Paul R Locke

+ See chapter 19 for defined terms.

OneSteel

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6653
DATE:	5 February 2002		
NUMBER OF PAGES:	9 (including this page)		

Please find attached Appendix 3B relating to the issue of shares in response to options being exercised.

Paul Locke

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

OneSteel Limited

ACN, ARBN or ARSN

ACN 004 410 833

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.9258
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5/2/02

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
535,991,621	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,378,808	options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All shares participate equally

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5/2/02
(~~Director~~/Company secretary)

Print name: Paul R Locke

== == == == ==

+ See chapter 19 for defined terms.

OneSteel

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6653
DATE:	15 February 2002		
NUMBER OF PAGES:	12 (including this page)		

~~Appendix 3X~~

Please find attached a copy of the announcement this morning by our 50.32% owned subsidiary, Steel & Tube Holdings Limited, to the New Zealand Stock Exchange of its results for the six months ended 31 December 2001.

P R Locke

Paul Locke

STEEL & TUBE
HOLDINGS LIMITED

STOCK EXCHANGE ANNOUNCEMENT

For the six months ended 31 December 2001

The result for the six months was an after tax profit of $9.0 million. This compares favourably with the $6.7 million recorded in 2000.

The Directors have declared a dividend of 9 cents per share which will be paid on 8 March 2002 to holders of fully paid ordinary shares registered at 1 March 2002. The amount payable is $7.9 million. This dividend carries full imputation credits and a supplementary dividend of 1.588 cents will be paid to non resident shareholders.

Date 15 February 2002

Dr R L Every
Chairman of Board of Directors

15-17 Kings Crescent, Private Box 30-543, Lower Hutt, New Zealand
Telephone 04-570-5000, Fax 04-569 4218

STEEL & TUBE
HOLDINGS LIMITED

15 February 2002

NEWS RELEASE

The Company has announced to the Stock Exchange today its financial result for the six months ended 31 December 2001.

Net profit after tax of $9.006m is an improvement of 34% or $2.268m when compared with the previous result.

Included in the above results are the trading profits for A J Forsyth & Co. Limited up to the point of sale in October 2001, the profit obtained over book value and the subsequent cost associated with its disposal. As a result of this divestment, the Company is in a very strong financial position.

On a comparative basis for the six months to December 2001 for the continuing business in New Zealand, net profit increased by $2.289m or 45% on a sales revenue increase of 10%.

The Company also announced that a dividend of 9 cents per share will be paid on 8 March 2002. This dividend is an increase of 29% on the previous period.

Market Conditions

There has been strong demand for steel and allied products from all regions with the exception of Auckland, resulting in similar volumes being sold, compared with the same period last year.

The Steel Distribution and Processing, Metal Fasteners and Roofing operations posted substantially improved earnings due to an increase in margins and cost saving initiatives combined with the reduction of working capital.

Although sales and volumes were higher in the Reinforcing operations, profits were affected by the lack of suitable projects and margin erosion due to competition.

Outlook

The trading environment is expected to remain steady with some improvement anticipated from Auckland later in the year.

The Reinforcing operations are expected to improve in the second half due to the favourable mix of forward orders it has on hand.

For further information, please contact Mr Nick Calavrias, Chief Executive Officer, Steel & Tube Holdings Limited on (04) 570-5000.

APPENDIX I (Rule 10.4)

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

STEEL & TUBE HOLDINGS LIMITED

(Name of Listed Issuer)

For Half Year Ended 31 DECEMBER 2001 .. (date)

(referred to in this report as the "current half year")

Preliminary **Half year** report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on ~~**audited**~~/**unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is to be attached.

The Listed Issuer **has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	CONSOLIDATED OPERATING STATEMENT		
1. OPERATING REVENUE	Current half year $NZ'000	Up %	Previous corresponding half year $NZ'000
(a) Sales revenue	177,888	(9%)	195,065
(b) Other revenue			
(c) Total operating revenue			
2(a) OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	13,217		11,893
(b) Unusual items for separate disclosure	1,045		-
(c) **OPERATING SURPLUS BEFORE TAX**	14,262	20%	11,893
(d) Less tax on operating profit	(5,433)		(4,650)
(e) Operating surplus after tax but before minority interests	8,829		7,243
(f) Less minority interests	177		(505)
(g) Equity earnings [detail in item 19 below]			
(h) **OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	9,006	34%	6,738
3(a) Extraordinary Items after tax [detail in 6(a)below]			
(b) Less Minority Interests			
(c) Extraordinary items after tax attributable to Members of the Listed Issuer			
4(a) **TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	8,829		7,243
(b) Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	177		(505)
(c) **OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]**	9,006	34%	6,738

*Delete as required

5. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FORHALF YEAR

Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus

	CONSOLIDATED	
	Current half year $NZ'000	Previous corresponding half year $NZ'000
(a) Interest revenue included in Item 2(c) above	105	109
(b) # Interest revenue included in 5(a) above but not yet received		
(c) Interest expense included in Item 2(c)above (include all forms of interest, lease finance charges, etc.)	1,310	1,548
(d) # Interest costs excluded from 5(c) above and capitalised in asset values		
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f) Depreciation including all forms of amortisation and writing down of property/investment	3,070	3,516
(g) Write-off of intangibles	749	1,054
(h) Unrealised changes in value of investments		

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

DETAILS AND COMMENTS	GROUP - CURRENT HALF YEAR		
	Before tax $NZ'000	Related income tax $NZ'000	After Tax $NZ'000
Unusual Items - item 2(b) above	1,045	(766)	279
Total Unusual items	-	-	-
Extraordinary Items - item 3(a) above	-	-	-
Total extraordinary items	-	-	-

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current half year A J Forsyth & Company Limited the Canadian subsidiary was sold on 14 October 2001

ii Significant trends or events since end of current half year NIL

iii. Changes in accounting policies since last Annual Report and/ or last Half Yearly Report to be disclosed NIL

*Delete as required

7. EARNINGS PER SECURITY

Calculation of basic and fully diluted. EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current half year/ Cents	Previous corresponding half year/ Cents
(a) Basic EPS	20.5	15.4
(b) Diluted EPS (if materially different from (a))		

8.(a)MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i) *Name of subsidiary or group of subsidiaries.*

(ii) Contribution to consolidated surplus and extraordinary items after tax. $ NIL

(iii) Date from which such contribution has been calculated. ....

(iv) Operating surplus and extraordinary items after tax of the subsidiary for the previous corresponding half year $ NIL

(b)MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i) Name of subsidiary or group of subsidiaries. A J Forsyth & Company Limited

(ii) Contribution to consolidated operating surplus and extraordinary items after tax from operation of subsidiary. $ (320)

(iii) Date to which such contribution has been calculated. 14 October 2001

(iv) Contribution to consolidated operating surplus and extraordinary items after tax for the previous corresponding half year $ 520

(v) Contribution to consolidated operating surplus and extraordinary items from sale of subsidiary. $ 279

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report:

SEGMENTS

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales — Refer attached
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
- Segment assets
- Unallocated assets
- Total assets [Equal to Item 10(n) below]

*Delete as required

82-5103

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED		
	At end of current half year $NZ'000	As shown in last Annual Report $NZ'000	At end of previous corresponding half year $NZ'000
10. CURRENT ASSETS			
(a) Cash	6,850	-	167
(b) Receivables	49,416	72,834	64,627
(c) Investments			
(d) Inventories	47,420	64,810	72,937
(e) Other	-	-	232
(f) TOTAL CURRENT ASSETS	103,686	137,644	137,963
NON-CURRENT ASSETS			
(g) Receivables	424	1,059	420
(h) Investments	-	194	-
(i) Inventories			
(j) Property, plant and equipment	37,817	65,823	65,108
(k) Intangibles	6,435	9,109	8,940
(l) Other	3,534	1,365	1,468
(m) TOTAL NON-CURRENT ASSETS	48,210	77,550	75,936
(n) TOTAL ASSETS	151,896	215,194	213,899
11. CURRENT LIABILITIES			
(a) Accounts payable	24,978	34,035	31,870
(b) Borrowings	5,000	18,472	20,316
(c) Provisions			
(d) Other			
(e) TOTAL CURRENT LIABILITIES	29,978	52,507	52,186
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	-	14,584	18,670
(h) Provisions			
(i) Other			
(j) TOTAL NON-CURRENT LIABILITIES	-	14,584	18,670
(k) TOTAL LIABILITIES	29,978	67,091	70,856
(l) NET ASSETS	121,918	148,103	143,043
12. SHAREHOLDERS' EQUITY			
(a) Share capital	69,401	69,401	69,372
(b) Reserves (i) Revaluation reserve			
(ii) Other reserves	-	5,520	4,722
(c) Retained surplus	52,517	55,384	53,378
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	121,918	130,305	127,472
(e) Outside equity interests in subsidiaries	-	17,798	15,571
(f) TOTAL SHAREHOLDERS' EQUITY	121,918	148,103	143,043

*Delete as required

STATEMENT OF CASH FLOWS FOR HALF YEAR

[See Note (IX) attached]

	Current half year $NZ'000	Previous corresponding half year $NZ'000
13. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	183,208	200,605
(b) Interest received	105	109
(c) Dividends received		
(d) Payment to suppliers and employees	(156,389)	(176,158)
(e) Interest paid	(1,310)	(1,548)
(f) Income taxes paid	(4,909)	(5,467)
(g) Other	(4,285)	-
(h) NET OPERATING CASH FLOWS	16,420	17,541
14. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	328	293
(b) Cash proceeds from sale of equity investments	16,795	-
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(2,183)	(2,172)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other	-	214
(i) NET INVESTING CASH FLOWS	14,940	(1,665)
15. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	-	31
(b) Borrowings	640	-
(c) Repayment of borrowings	-	(10,790)
(d) Dividends paid	(16,678)	(6,142)
(e) Other		
(f) NET FINANCING CASH FLOWS	(16,038)	(16,901)
16. NET (DECREASE) / INCREASE IN CASH HELD		
(a) Cash at beginning of half year	(8,472)	1,192
(b) Exchange rate adjustments to Item 16(a) above		
(c) CASH AT END OF HALF YEAR	6,850	167

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

....

....

....

*Delete as required

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes ....

....

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current Half Year $NZ'000	Previous corresponding Half Year $NZ'000
Cash on hand and at bank	6,850	167
Deposits at call		
Bank Overdraft		
Other (provide details)		
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	6,850	167

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current half year $NZ'000	Previous corresponding half year $NZ'000
(a) OPERATING SURPLUS (DEFICIT) BEFORE TAX	-	-
(b) Less tax	-	-
(c) OPERATING SURPLUS (DEFICIT) AFTER TAX	-	-
(d) (i) Extraordinary items (gross)	-	-
(ii) Less tax	-	-
(iii) Extraordinary items (net)	-	-
(e) OPERATING SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	-	-
(f) Less dividends paid to group	-	-
(g) NET ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(g) ABOVE)	-	-

*Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of half year		Contribution to operating surplus(deficit) and extraordinary items after tax	
	Current half year	Previous corresponding half year	Current half year $NZ'000	Previous corresponding half year $NZ'000
Equity accounted associated companies			Equity Accounted	
	NIL	NIL	NIL	NIL
Other material interests			Not Equity Accounted	
	NIL	NIL	NIL	NIL

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current half year $NZ'000	Previous corresponding half year $NZ'000
Carrying value of investments in associated companies (CV)	-	-
Share of associated companies' retained profits and reserves not included in CV:	-	-
Retained surplus		
Reserves		
Equity carrying value of investments	-	-

*Delete as required

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:			
# (Description)			
Issued during current half year			
ORDINARY SHARES:	87,776,366	87,776,366	50
	669,000		1
Issued during current half year			
CONVERTIBLE NOTES			
# (Description)			
Issued during current half year			

			Exercise Price	Expiry Date
OPTIONS:				
Issued during current half year				
DEBENTURES - Totals only:	$	$		
UNSECURED NOTES - Totals only:	$	$		
OTHER SECURITIES	$	$		

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: *If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.*

22. ANNUAL MEETING

(Location) (if full year report)

(a) To be held at ....N/A........................

(b) Date .... 200 .... Time ....

(c) Approximate date of availability of Annual Report ....

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting: .... (date)

.... (signed by) Authorised Officer of Listed Issuer

.... (date)

*Delete as required

9. Segment Information

(i) Geographical segments

	New Zealand processing, fabrication and distribution of steel products		Canadian processing, fabrication and distribution of steel products (Discontinued activities)		Group	
	2001 $000	2000 $000	**2001 $000**	2000 $000	**2001 $000**	2000 $000
Total sales	**$148,654**	$135,500	**$29,234**	$59,565	**$177,888**	$195,065
Segment result	**$15,305**	$10,231	**$162**	$3,101	**$15,467**	$13,332
Net interest expense					**(1,205)**	(1,439)
Taxation					**(5,433)**	(4,650)
Total unallocated expenses					**(6,638)**	(6,089)
Profit after taxation					**8,829**	7,243
Minority interest					**177**	(505)
Profit for the period attributable to Shareholders					**$9,006**	$6,738
Segment Assets	**$151,896**	$150,979	**$ -**	$62,920	**$151,896**	$213,899

Disposal of the Canadian business

The Canadian operation was sold in October 2001. The segment result in the New Zealand operations include a gain before taxes of $1,045,000. Tax payments in this period include $230,000 of capital gains tax attributable to the gain on sale and $536,000 of with holding tax from the repatriation of prior period profits.

All figures for the six months to 31 December 2001 and 31 December 2000 are unaudited.
The figures for the twelve months ended 30 June 2001 are taken from audited financial statements.

Locke, Paul PR

From: Judith Tanner [judith.tanner@steelandtube.co.nz]
Sent: Friday, 15 February 2002 9:58
To: arnottb@onesteel.com; lockep@onesteel.com
Subject: Stock Exchange Announcement

L256-02.doc G255-02.doc Stock Exchange Dec 2001.doc Segment Information.xls Appendix 7 form 9 cents.xls

Documents attached.

(See attached file: L256-02.doc) (See attached file: G255-02.doc)
(See attached file: Stock Exchange Dec 2001.doc) (See attached file:
Segment Information.xls) (See attached file: Appendix 7 form 9
cents.xls)

Regards

Judith Tanner
Secretary/P.A.
Steel and Tube Holdings Limited
Ph +64 4 570 5003
Fax +64 4 569 4218

82-5103

Appendix 7 of Listing Rules.

TO FAX ++64-4-473-1470

Number of pages including this one (Please provide any other relevant details on additional pages) [ ]

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name of Issuer: STEEL & TUBE HOLDINGS LIMITED

Name of officer authorised to make this notice: A C Candy

Authority for event, e.g. Directors' resolution: Directors' Resolution

Contact phone number: (04) 570-5000

Contact fax number: (04) 569-4218

Date: 15 / 02 / 2002

Nature of event *Tick as appropriate*

- *Bonus Issue* [ ] *If ticked, state whether:* *Taxable* [ ] */ Non Taxable* [ ]
- *Conversion* [ ]
- *Interest* [ ]
- *Rights Issue Renouncable* [ ]
- *Rights Issue non-renouncable* [ ]
- Capital change [ ]
- Call [ ]
- Dividend [X] *If ticked, state whether:* Interim [X] Full Year [ ] Special [ ]

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form.*

Description of the class of securities: Ordinary Shares

ISIN: NZSTUE000155 *If unknown, contact NZSE*

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities:

ISIN: *If unknown, contact NZSE*

Number of Securities to be issued following event:

Minimum Entitlement:

Ratio, e.g ① for ②: for

Conversion, Maturity, Call Payable or Exercise Date: *Enter N/A if not applicable*

Treatment of Fractions:

Tick if pari passu [ ] OR *provide an explanation of the ranking:*

Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security: 9 cents per share

Currency: NZ Dollars

Total monies: $7,899,873

Source of Payment:

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents: 1.58823 cents

Date Payable: 08 March 2002

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price: $

Resident Withholding Tax: $

Credits (Give details): 4.43284

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm
For calculation of entitlements - must be the last business day of a week: 01 March 2002

Application Date
Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.

Notice Date
Entitlement letters, call notices, conversion notices mailed

Allotment Date
For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

NZSE
New Zealand
Stock Exchange

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Secretary	PHON:	02 9239 6653
DATE:	18/2/02		
NUMBER OF PAGES:	9 (including this page)		

Issue of Shares

Please find attached Appendix 3B relating to the monthly issue of shares under our Employee Share Plan.

Paul Locke

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

OneSteel Limited

ACN, ARBN or ARSN

ACN 004 410 833

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,873
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.383784
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Matching shares issued pursuant to Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/2/02

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
536,002,494	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,378,808	options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

All shares participate equally

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18/2/02
(Company secretary)

Print name: Paul R Locke

+ See chapter 19 for defined terms.

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6653
DATE:	19 February 2002		
NUMBER OF PAGES:	27 (including this page)		

Half Yearly Report

Please find attached our Media Release, Review of Operations and Appendix 4B for the half year ended 31 December 2001.

Paul Locke

onesteel

MEDIA RELEASE

OneSteel Announces Improved Interim Profit

19 February 2002

OneSteel Limited Managing Director and Chief Executive Officer, Bob Every, announced today that OneSteel had achieved a net profit after tax and minorities of $19.7 million. On an earnings before interest, tax, amortisation and depreciation basis, profit was up 12.5% to $125.6 million, however a higher effective tax rate meant the increase in net profit after tax and minorities was held to 4.8% All comparisons are with Pro forma December 2000 numbers.

Sales revenue increased 16.3% to $1,473.2 million driven by growth revenue from the Email acquisition and revenue from the Tasmanian Gas pipeline project of which more than 50% was on a low margin commission basis.

Trading conditions were slightly up for the six months to December 2001 when compared to the same period a year earlier, but when the December period is compared with the six months to June 2001, the increase is stronger.

Dr Every said, " We have seen a slight increase in underlying activity of around 2% in the market segments where we operate compared with a year ago. More encouraging is the lift in activity of over 3% from the six months to June 2001 compared to the six months to December 2001.

" The residential housing sector has been the strongest performing sector on the back of the Federal Government's increased First Home Owners Grant. The agricultural industry has been solid with some encouraging signs coming from the engineering construction sector.

" Our EBIT sales margin of 5% is comparable with the corresponding period, and much higher than the 3.9% achieved for the 2000/2001 financial year. Our return on funds employed increased from 7.0% to 8.9%, a significant improvement over the prior corresponding period, and again much higher than the 6.1% achieved for the 2000/2001 financial year.

" These results indicate that the initiatives we have put in place over the last 12 months are starting to derive some bottom line benefits in what can only be described as relatively flat market conditions since some uplift in market activity in May 2001.

" We have continued to take out costs with a $23.6 million reduction over the six months, and $5.4 million of benefit derived from revenue enhancements. The integration of the Email businesses is on track, and during the period we sold surplus Email assets valued at $47.9 million (OneSteel share).

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

" Cash generation, one of our major stated objectives, was strong with a significant increase to $76.5 million when compared to the same period last year.

" Compared to December 2000, we reduced our debt by $196 million to leave us with net debt of $622 million, decreasing our gearing from 41.1% to 34.1%. Our inventory levels have come down from over 14 stock weeks to less than 10, again a function of the business initiatives put in place over the last 12 months.

" The strong improvement in sales revenue and margins from the Australian Distribution business indicate the benefits of the Email acquisition are beginning to flow through. Australian Manufacturing improved its profit contribution and substantially improved its return on funds employed position which is encouraging for the future.

" Our Whyalla Steelworks achieved ISO14001 certification for its environmental management systems, a significant achievement for an integrated steelworks.

" International distribution performed well, and with the sale of the Canadian distribution in October for a small book profit, will mean healthy improvements in its margins going forward. The remaining New Zealand Steel and Tube business reported a significant improvement in its sales margins and profit result over the period.

" OneSteel is still a business in transition and we have a number of business improvement initiatives in varying stages of implementation. During the six months we initiated some new projects including rationalising low margin products, developing new information systems and undertaking anti-dumping action in one of our product lines.

" In May 2002, our Brisbane Bar Mill is due for closure with its production requirements transferred to our other facilities. The Newcastle Rod Mill has cut back from four shifts to three to bring production in line with domestic demand and minimise the facility's export exposure.

" We are continuing with the integration of the Email businesses, with that process due to be completed by the end of this financial year. The sale of surplus Email assets and Distribution property integration is still on target.

" For the second half of this financial year we expect market conditions to remain relatively stable. The second half will be impacted by the deferred Whyalla Pellet Plant maintenance shutdown, but we will benefit from a full half year of the Alice Springs to Darwin rail project. As we said at the time of the AGM, we expect a more even distribution of annual profit between the two halves when compared to 2000/01," Dr Every said.

The OneSteel Board declared an Interim dividend of 3.0 cents per share fully franked, to be paid on April 24, with close of books on April 5, 2002.

For Further Information Contact: Mark Gell, General Manager External Affairs & Investor Relations
Phone: 9239 6616 Mobile: 0419 440 533 Email: gellm@onesteel.com

onesteel

Key Financials for the Six Months to December 2001

6 Months Ending 31st December A$ millions	1999 Pro forma	2000 Pro forma	2001 Statutory	% Ch 01/00
Sales Revenue	1492.4	1267.0	1473.2	16.3
Other Revenue	9.0	12.5	36.8	194.4
Total Revenue	1501.4	1279.5	1510.0	18.0
Earnings Before Interest Tax Depreciation Amortisation (EBITDA)	122.9	111.6	125.6	12.5
Earnings Before Interest Tax and Amortisation (EBITA)		70.6	82.2	16.4
Earnings Before Interest Tax (EBIT)	69.0	63.0	73.0	15.9
Borrowing Cost		29.6	30.6	3.4
Profit Before Tax		33.4	42.4	26.9
Tax expense		12.0	19.1	59.2
Net Profit After Tax and minorities (NPAT)		18.8	19.7	4.8
Cash Flow from operations and investing		35.1	76.5	117.9
Total Assets		2666.2	2625.4	-1.5
Funds Employed		1990.8	1822.9	-8.4
Liabilities		1493.5	1424.7	-4.6
Net Debt		818.1	622.2	-24.0
Capital and Investment Expenditure		15.9	22.1	39.0
Inventories		646.4	608.0	-5.9
Employees	7407	6896	7012	1.7
Sales per employee '000	201.5	183.7	210.1	14.7
Net Tangible Asset backing, $ per share		2.10	1.70	
EBIT margin on Sales %	4.6	5.0	5.0	
EBITA return on funds employed %		7.0	8.9	
Return on Equity %		3.7	4.0	
Gearing (net debt:net debt plus equity) %		41.1	34.1	
Interest Cover, times		2.0	2.4	
Earnings per share (cents – based on the number of shares at the end of the period)		4.1	3.7	
Dividends per share (cents)		3.0		
Tonnes Produced		691,671	793,089	14.7
Tonnes Dispatched		1,000,015	1,100,668	10.1

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

onesteel

Review of Operations
For the Six Months To December 2001

This report has been prepared by comparing the six months to December 2001 Statutory Accounts with the pro-forma numbers for the corresponding period in 2000. The Statutory accounts for the six months to December 2000 do not include the trading of all the OneSteel group for the six months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 31 December 2000.

Highlights

- Sales Revenue increased 16.3% to $1,473.2 million
- Earnings before interest, tax, depreciation and amortisation increased by 12.5% to $125.6 million
- Net profit after tax and minorities increased by 4.8% to $19.7 million
- Total tonnes dispatched increased by 10.1% reflecting a slight increase in demand, the addition of the Email business and the Tasmanian Gas contract.
- Price per tonne increased 9.3% reflecting a better product mix and some price improvement
- Net debt decreased by $196 million or 24% to $622.2 million.
- The net debt to net debt plus equity ratio decreased from 41.1% to 34.1%
- Operating cash flow increased significantly to $76.5 million
- Inventory stock weeks decreased from over 14 to under 10 weeks
- Staff numbers declined by 5.0% to 7,012 since June 2001
- Return on funds employed (based on EBITA) increased from 7.0% to 8.9%
- Cost reductions of $23.6 million and revenue enhancements of $5.4 million were achieved against inflationary costs of $19.8 million
- The Canadian distribution business AJ Forsyth was sold
- An equity raising of $66 million was completed.

Market Conditions

Market activity in the segments that impacted OneSteel rose slightly by 2.0% when comparing the six months to December 2001 with the same period in 2000. The pick up in activity is more evident when comparing the December 2001 half with the six months to June 2001, with underlying demand increasing by 3.29%. While this is encouraging, it is still coming off a low base of activity.

The segments that have grown the strongest have been housing, engineering construction and agriculture. The segments where there is marginal improvement include non-residential construction, mining and other manufacturing, while automotive industry investment is in decline.

onesteel

Company Overview

Sales revenue for the six months to December 2001 grew strongly at 16.3% from $1,267.0 to $1,473.2 million when compared with the prior corresponding period. This strong increase reflects some pick up in underlying market conditions, additional revenue associated with the Email acquisition and the Duke Energy Tasmanian pipeline contract. Total tonnes dispatched increased by 10.1%, with the price per tonne increasing by 9.3%. Total exports for the period were at 7.9% of tonnes dispatched, the same as the prior corresponding period, although price per tonne was 7.9% lower.

Operating earnings before interest and tax (EBIT), increased by 15.9% for the six months recording a sales margin of 5.0%, comparable with the prior corresponding period. On an **earnings before tax** basis, profit increased by 26.9% from $33.4 million to $42.4 million.

A higher effective tax rate stemming from some prior year adjustments, the sale of AJ Forsyth and increased amortisation, diminished the increase in **Operating net profit after tax** and minorities to 4.8% or $19.7 million for the six months, which is equivalent to 3.7 cents per share.

Australian Distribution revenue was up 28.1% or $169.0 million to $769.8 million reflecting the growth from Email revenues for the full six months and some pick up in market activity, largely stemming from the housing sector. Distribution EBIT increased by 48.1% to $31.7 million with sales margins improving from 3.6% to 4.1%, while EBITA return on funds employed increased from 8.6% to 10.2%.

Manufacturing revenue increased 11.1% or $82.0 million to $820.2 million reflecting a small pick up in underlying activity combined with revenue from the Tasmanian gas pipeline contract. Manufacturing EBIT increased 6.2% to $46.6 million with a slight decrease in sales margins from 6.0% to 5.7% reflecting the lower margins associated with One Steel's prime contractor role for the pipeline contract and product mix. Despite the lower sales margins, Manufacturing's EBITA return on funds employed increased from 7.5% to 8.3%. Tonnes dispatched increased marginally while price per tonne increased by more than 10% reflecting some price improvement but mainly the impact of the higher priced and cost pipe required for the Tasmanian Pipeline contract.

International Distribution revenue increased 5.2% or $8.0 million to $160.4 million while EBIT declined by 4.8% or $0.5 million dollars to $9.9 million. Sales margins decreased from 6.8% to 6.2% reflecting the sale of the Canadian business AJ Forsyth, which was completed in October. If the revenue from the sale of AJ Forsyth was reversed, the sales margin remains stable. The EBITA return on funds employed improved from 15.4% to 21.7% over the period. The remaining operation, Steel and Tube in New Zealand increased its net profit by NZ$2.3 million or 45% to NZ$9.0 million on a sales revenue increase of 10% to NZ$148.6 million. This is a significant improvement on the prior period.

Restructuring continued over the six months with the sale of the AJ Forsyth business, the continued integration of the Email metals business, the initial implementation of the product rationalisation program and the continued tight inventory management. During the six months a total of $23.6 million dollars in costs was extracted along with revenue enhancements of $5.4 million.

The closure of the Brisbane Bar Mill is scheduled to take place in May 2002.

Staffing levels declined over the six months from 7,379 as at the end of June 2000, to 7,012 by the end of December, a decrease of 367 or 5%. Approximately one third of this reduction stemmed from the sale of the AJ Forsyth business.

Operating cash flow for the period increased by 117.9% from $35.1 million to $76.5 million, which encompasses $31 million from asset sales including the sale of AJ Forsyth. **Capital**

and investment expenditure increased by 39% to $22.1 million and is line with OneSteel's stated objective of keeping capital expenditure at levels lower than depreciation.

OneSteel's ***financial gearing*** *on a net debt, to net debt plus equity basis,* improved significantly from 41.1% to 34.1% with net debt decreasing 24% or $196 million from $818.1 million to $622.2 million. The significant decline stems from an equity placement completed in December which raised $66 million, an increase in securisation of $50 million to a total of $200 million, asset sales of $30 million, with the remainder generated fom trading and improved working capital management.

Funds employed have declined by 8.4% or $167.9 million to $1,822.9 million despite the *acquisition of Email, stemming from a reduction in fixed assets and inventory and an* increase in securitisation. As a result the EBITA return on funds employed has increased from 7.0% to 8.9%.

Inventories declined by 5.9% to $608 million when compared with the same corresponding period. In stock week terms this represents a decline from just over 14 weeks to just under 10 weeks. Although in dollar terms the December result is higher than the inventory level recorded in June 2001at $540.3 million, in stock week terms the June and December results are comparable.

The Interim dividend was declared at 3.0 cents per share fully franked, which compares with a 3.0 cent *fully franked dividend paid for the six months to December 2000.* This represents a payout ratio of 82%. A dividend reinvestment plan exists which provides the facility for shareholders in Australia and New Zealand to reinvest their dividends in shares at a price calculated on the weighted average market price during the five trading days before and including the record date for the relevant dividend. The record date for the dividend will be Friday the 5 April, 2001 with the dividend due to be paid 24 April 2002.

Strategies for Improving Profit and Growth

Over the six months, a number of strategies were undertaken to improve profit and continue to grow the business. These included:

- **Business restructuring**
  - OneSteel's Canadian business AJ Forsyth was sold in October 2001 – it was a low margin business that did not fit with OneSteel's Australasian focus.
  - The sale of the Ardrossan Port in December 2001.
  - The phased closure of the Brisbane Bar Mill commenced with final closure expected in May 2002.
  - A review of the maintenance and engineering facilities in Newcastle was completed with restructuring due June 2002.
  - The Email integration continues with amalgamation of sites and systems integration underway.
  - Cost reductions of $23.6 million and revenue enhancements of $5.4 million were achieved.
- **Rationalise Low margin products** - during the period a program was implemented to lessen the complexity of the range of products offered by OneSteel to provide unit cost production savings and improve margins. A total of 137 grade/sections were identified which were reduced by 22 to 115 by December, a 16.1% reduction. Further decreases will take place by June 2002.
- **Appropriate Reward Structure** – during the period the performance based incentive structure was extended to all salaried staff. The incentive structure aligns the reward process to the performance of OneSteel as a corporation rather than the success of individual businesses.
- **Equity Raising** – In December 2001, OneSteel completed an equity raising via a domestic and international institutional placement of 69.7 million shares at 95 cents

each to raise $66 million. The funds were applied to reduce OneSteel's debt to provide greater balance sheet flexibility for pursuing future opportunities.

- **Information Systems** – during the six months, a review of OneSteel's information systems was completed. A project is underway to streamline OneSteel's sales and distribution, and business support information systems on a SAP platform, to be completed over the next 24 months for a total expenditure of $30 million. The new platform will enhance communication between systems across the business providing further integration benefits.
- **Dumping Action** – OneSteel has instigated anti-dumping action against three countries (South Africa, South Korea and Thailand) for the import of certain Hot Rolled Structural Sections. Federal Customs has found that there is a prima facia case and is currently investigating the application, with a final decision likely in the next 6 months.

Significant and Subsequent Events

In January OneSteel sold its North Fremantle distribution site for a total consideration of $6.9 million. In February, a shift was taken off the Rod Mill to align production with domestic demand and minimise export exposure.

Outlook

Market conditions improved from the second half of 2000/2001, to finish at levels slightly above those recorded for the comparable period last year.

Some sectors such as the housing and the rural sector have exhibited some solid improvement, although the current activity in housing is expected to slow towards the end of this financial year as the stimulus from the increased Federal Government's First Home Owners Grant begins to tail off.

Activity in other sectors such as construction, engineering and manufacturing continue to remain relatively flat although there are encouraging signs with some building and infrastructure projects coming on stream and further ones planned for the future. This contrasts with the situation 12 months ago, when there were very few projects in the pipeline.

Current expectations for the second six months of this financial year is for underlying trading conditions to continue to remain stable. The second half will be impacted by the deferred Whyalla Pellet Plant maintenance shutdown, but OneSteel will benefit during the period from a full six months of rail production of 50,000 tonnes, associated with the Alice to Darwin rail project.

The focus for OneSteel in the near term is to continue to generate cash, improve capital management, manage costs down, retire debt and complete the integration of Email all of which will improve profitability. This will increase the company's ability through increased balance sheet flexibility to examine further growth options.

As was mentioned at the recent AGM in November, OneSteel is expecting a more even distribution of the annual profit between the two halves when compared to 2000/01.

Bob Every

Bob Every
Managing Director &
Chief Executive Officer
OneSteel Limited
19th February, 2002

Operations Review for the Six Months to 31 December, 2001 - $millions

Australian Distribution

	2001	2000	%
Revenue	769.8	600.8	28.1
EBITDA	48.1	34.4	39.8
EBIT	31.7	21.4	48.1
Assets	941.3	744.1	26.5
Employees	2,425	2,117	14.5
Sales Margin	4.1%	3.6%	
Funds Emp.	770.1	615.7	25.0
ROFE	10.2%	8.6%	

Market conditions

Activity across the engineering and construction segments remained stable over the six months. The housing market benefited from the Government's increased First Home Owners Grant. Some large project work is beginning to come on stream and will continue into the next six months.

Performance

Sales for the six months were higher in reinforcing and up marginally in other businesses. Sales margin improvement was achieved mostly as a result of cost savings. Prices increased in a number of product areas but continued to be under pressure in reinforcing steel.

Reinforcing sales have been strong on the back of the housing sector recovery. This coupled with some larger projects coming on stream should provide momentum into the second half.

Piping Systems had good project sales in Western Australia but elsewhere project activity was low.

Steel and Tube remained steady on fairly flat demand from the fabrication and construction sectors across most States.

Sheet and Coil activity was stable in other States.

Metaland regional sales were stable while there was margin improvement in line with some pricing initiatives.

Initiatives

The major initiative for the six months was the continuation of the integration of the Email business, the rationalisation of distribution sites and the beginning of a program to remodel business processes and systems, including replacement of IT systems.

Outlook

The second six months of the year should see a continuation of activity similar to the first six months with the exception of some large building projects coming on stream in Victoria and Western Australia.

Australian Manufacturing

	2001	2000	%
Revenue	820.2	738.2	11.1
EBITDA	79.5	75.2	5.7
EBIT	46.6	43.9	6.2
Assets	1,550.1	1,637.4	-5.3
Employees	3,897	3,982	-2.1
Sales Margin	5.7%	6.0%	
Funds Emp.	1,140.8	1,222.6	-6.7
ROFE	8.3%	7.5%	

Market Conditions

Market conditions were stable during the six months to December coming off the back of slower conditions in the six months to June 2001 mainly stemming from businesses de-stocking. The rural, housing, mining and rail sectors were strong while general construction and engineering remained flat.

Performance

Revenue increased strongly mainly as a result of the Tasmanian pipeline project and the addition of revenues from Martin Bright Steels that was acquired with the Email business. A total of $13 million were taken out of costs.

Whyalla iron, but in particular steel and billet production performance were significantly better for the six months compared to the same period last year.

Sydney Steel Mill production was higher than the same period last year and has been operating at close to capacity for the six months. A number of costs were taken out during the period particularly in the area of energy efficiency.

Rail and Structural sales were solid particularly with the production of the first rails for the Alice to Darwin Rail project towards the end of the period. Anti-dumping action has been undertaken in certain Hot Rolled Structural products, the decision on which is expected within six months.

Rod and Bar performance has been good with increased sales coupled with better price outcomes and decreased costs. The Rod Mill will be reducing a shift to exit exports and bring production in line with domestic requirements.

Pipe and Tube performance has improved with the management and production of pipeline for the Tasmanian Gas pipeline project. Overall market conditions in this market segments are flat.

Wire continues to perform well on the back of strong sales to the rural sector. Offsetting this, manufacturing wire sales are under pressure due to the closure of some Australian customer manufacturing operations.

Initiatives

The Brisbane Bar Mill is due to close in the second half with the transfer of its production to the Sydney and Newcastle Mills complete by end of May. The reducing product complexity project will continue into the second half with savings expected to continue be generated over the period.

Outlook

Market conditions are expected to remain fairly stable, with the exception of rail, a continuation of higher housing demand, a strong rural market and some project related work coming on stream.

International Distribution

	2001	2000	%
Revenue	160.4	152.4	5.2
EBITDA	13.0	13.9	-6.5
EBIT	9.9	10.4	-4.8
Assets	123.0	173.7	-29.2
Employees	573	714	-19.7
Sales Margin	6.2%	6.8%	
Funds Emp.	96.7	145.9	-33.7
ROFE	21.7%	15.4%	

Market Conditions

Market conditions have been challenging with some uncertainty associated with the world economic environment. Rural activity remains strong with some softening in the area of consumer spending. Construction activity has began to increase more notably in the non-residential sector.

Performance

Steel and Tube in New Zealand increased its net profit by NZ$2.3 million or 45% to NZ$9.0 million on a sales revenue increase of 10% to NZ$148.6 million.

Steel Distribution and Processing

Strong demand from the rural sector and the export focused manufacturing sector have provided further improvement in sales and margin. The increased sales also reflects a more favorable product mix and some price improvements. There has been some regional differences in underlying activity most notably some slower activity around Auckland. There has also been increased competition in the area of structural steel placing pressure on prices. Costs and inventory have been tightly managed which has contributed to better margins.

Reinforcing and Roofing Products

Reinforcing sales have grown strongly compared to the prior period while margins have declined slightly. The tender market has remained strong with some large projects coming on stream. Roofing products sales and margins have improved despite residential housing consents running at lower levels than for the corresponding period a year before.

Initiatives

Steel and Tube will continue with its cost reduction program and tight inventory management.

Outlook

There are still mixed economic signals coming from the New Zealand market place. While the strong rural sector and positive signs from the non-residential construction sector are encouraging, the full impact of mixed signals in the New Zealand economy make it difficult to predict market conditions for the second half with confidence.

A J Forsyth & Co. Limited

The Canadian distribution business was sold in October to increase focus on Australasia, with the price received for the sale slightly above book value.

OneSteel PROFORMA Financial Summary

PROFIT & LOSS SUMMARY	SIX MONTHS TO 31 DECEMBER ($millions) 2001	2000	1999	% Ch 2001/2000
Revenue	1,510.0	1,279.5	1,501.4	18.0
EBITDA	125.6	111.6	122.9	12.5
Depreciation/Amortisation	(52.6)	(48.6)	(53.9)	8.2
EBIT	73.0	63.0	69.0	15.9
Interest Expense	(30.6)	(29.6)		3.4
EBT	42.4	33.4		26.9
Tax Expense	(19.1)	(12.0)		59.2
Profit After Tax	**23.3**	**21.4**		8.9
OEI in Operating Profit After Tax	3.6	2.6		38.4
Profit Attributable to OneSteel	19.7	18.8		4.8

CASH FLOW SUMMARY ($millions)	December 2001	December 2000
Earnings before tax	41.1	32.2
Depreciation / Amortisation	52.6	48.6
Capital & investment Expenditure	(22.1)	(15.9)
Working Capital Movement	(16.7)	(2.4)
Income Tax Payments	(9.4)	(31.1)
Asset Sales	31.0	3.7
Other	0.0	0.0
Operating Cash Flow	**76.5**	**35.1**
Dividend Paid	(18.9)	(2.3)
Capital Movements	66.2	0.0
Total Cash Flow	**123.8**	**32.8**

BALANCE SHEET ($millions)	As at 31 December 2001	As at 31 December 2000
Cash	26.9	46.9
Receivables	378.5	353.2
Inventory	608.0	646.4
Fixed Assets	1,179.3	1,237.6
Other assets	432.7	382.1
TOTAL ASSETS	**2,625.4**	**2,666.2**
Borrowings	649.1	865.0
Creditors	403.6	334.9
Provisions	372.0	293.6
TOTAL LIABILITIES	**1,424.7**	**1,493.5**
NET ASSETS	**1,200.7**	**1,172.7**
Share Capital	1,063.1	992.4
Outside Equity Interest	48.9	49.9
Retained Profits / Reserves	88.7	130.4
SHAREHOLDERS' EQUITY	**1,200.7**	**1,172.7**

SEGMENTS 6 MONTHS TO 31 Dec 2001 ($millions	Revenue			EBITDA			EBIT			Assets		
	2001	2000	% Ch	2001	2000	% Ch	2001	2000	% Ch	2001	2000	% Ch
Manufacturing	820.2	738.2	11.1	79.5	75.2	5.7	46.6	43.9	6.2	1,550.1	1,637.4	(5.3)
Distribution – Aust	769.8	600.8	28.1	48.1	34.4	39.8	31.7	21.4	48.1	941.3	744.1	26.5
Distribution – Int	160.4	152.4	5.2	13.0	13.9	(6.5)	9.9	10.4	(4.8)	123.0	173.7	(29.2)
Corporate act	25.8	5.8	344.8	(14.0)	(13.9)	0.7	(14.3)	(14.7)	(2.7)	51.3	140.7	(63.5)
Inter segment	(266.2)	(217.7)	22.3	(1.0)	2.0		(0.9)	2.0		(40.3)	(29.7)	35.7
TOTAL ONESTEEL GROUP	1,510.0	1,279.5	18.0	125.6	111.6	12.5	73.0	63.0	15.9	2,625.4	2,666.2	(1.5)

Appendix 4B (rule 4.13(b))

Half yearly/~~preliminary final report~~

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

ONESTEEL LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year ended~~ ('current period')
63 004 410 833	√		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A million
Total Sales Revenue from ordinary activities *(item 1.1a)*	up/~~down~~	23.8%	to	1,473.2
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/~~down~~	14.4%	to	28.6
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/~~down~~	9.4%	to	19.7
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	9.4%	to	19.7

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3.0 ¢	3.0 ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	3.0 ¢	3.0 ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 5 April 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A million	Previous corresponding period - $A million
1.1a	Total Sales Revenue	1,473.2	1,190.2
1.1b	Other Revenue from ordinary activities	36.8	12.0
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	1,437.0	1,158.6
1.3	Borrowing costs	30.6	11.9
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	42.4	31.7
1.6	Income tax on ordinary activities *(see note 4)*	19.1	11.1
1.7	**Profit (loss) from ordinary activities after tax**	23.3	20.6
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	23.3	20.6
1.10	Net profit (loss) attributable to outside +equity interests	3.6	2.6
1.11	**Net profit (loss) for the period attributable to members**	19.7	18.0

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	67.3	124.0
1.13	Net profit (loss) attributable to members (*item 1.11*)	19.7	18.0
1.14	Net transfers to and from reserves	4.5	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	13.7
1.17	**Retained profits (accumulated losses) at end of financial period**	**91.5**	**128.3**

Profit restated to exclude amortisation of goodwill

		Current period $A million	Previous corresponding period $A million
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	32.5	27.9
1.19	Less (plus) outside +equity interests	3.9	2.9
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**28.6**	**25.0**

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $A million	Previous corresponding period $A million
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	23.3	20.6
1.22	Less (plus) outside +equity interests	3.6	2.6
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**19.7**	**18.0**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A million	Previous corresponding period $A million
1.24	Details of revenue and expenses		
	Revenues:		
	Sales revenue:		
	Product sales	1,469.5	1,188.7
	Rendering of services	3.7	1.5
	Total Sales revenue	1,473.2	1,190.2
	Other revenues		
	Interest from other persons	1.3	1.3
	Gross proceeds form sale of non-current assets	30.0	3.6
	Other revenue items in total	5.5	7.1
	Total Other Revenue	36.8	12.0
	Total Revenue from ordinary activities	1,510.0	1,202.2
	Expenses from ordinary activities		
	Cost of sales	1,202.6	974.7
	Operating expenses excluding borrowing costs	234.4	183.9
	Borrowing Costs	30.6	11.9
		1,467.6	1,170.5

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A million (a)	Related tax $A million (b)	Related outside +equity interests $A million (c)	Amount (after tax) attributable to members $A million (d)
2.1	Amortisation of goodwill	9.2	-	0.3	8.9
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	9.2	-	0.3	8.9
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A million	Previous year -$A million
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	-	-
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	-	-

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets			
4.1	Cash	26.9	14.1	46.9
4.2	Receivables	378.5	432.9	353.2
4.3	Investments			-
4.4	Inventories	608.0	540.3	591.2
4.5	Other (provide details if material)	83.4	174.8	23.0
4.6	**Total current assets**	**1,096.8**	**1,162.1**	**1,014.3**
	Non-current assets	-	-	-
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	9.0	9.2	127.6
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	1,179.3	1,224.2	1,237.6
4.14	Intangibles (net)	242.0	234.4	167.9
4.15	Other (provide details if material)	98.3	80.9	63.6
4.16	**Total non-current assets**	**1,528.6**	**1,548.7**	**1,596.7**
4.17	**Total assets**	**2,625.4**	**2,710.8**	**2,611.0**
	Current liabilities			
4.18	Payables	403.6	444.4	354.3
4.19	Interest bearing liabilities	144.1	154.8	16.3
4.20	Provisions	153.2	158.6	93.5
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**700.9**	**757.8**	**464.1**
	Non-current liabilities	-	-	-
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	505.0	621.7	774.9
4.25	Provisions	140.2	136.7	123.5
4.26	Other (provide details if material)	78.6	78.4	76.6
4.27	**Total non-current liabilities**	**723.8**	**836.8**	**975.0**
4.28	**Total liabilities**	**1,424.7**	**1,594.6**	**1,439.1**
4.29	**Net assets**	**1,200.7**	**1,116.2**	**1,171.9**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	1,063.1	995.0	992.4
4.31	Reserves	(2.8)	1.8	1.3
4.32	Retained profits (accumulated losses)	91.5	67.3	128.3
4.33	**Equity attributable to members of the parent entity**	**1,151.8**	**1,064.1**	**1,122.0**
4.34	Outside +equity interests in controlled entities	48.9	52.1	49.9
4.35	**Total equity**	**1,200.7**	**1,116.2**	**1,171.9**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A million	Previous corresponding period $A million
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A million	Previous corresponding Period $A million
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A million	Previous corresponding period $A million
	Cash flows related to operating activities		
7.1	Receipts from customers	1,452.6	1,397.0
7.2	Payments to suppliers and employees	(1,414.3)	(1,407.4)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	3.0
7.5	Interest and other items of similar nature received	1.3	1.3
7.6	Interest and other costs of finance paid	(29.2)	(11.8)
7.7	Income taxes paid	(9.4)	(37.2)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**1.0**	**(55.1)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(22.1)	(12.5)
7.11	Proceeds from sale of property, plant and equipment	2.2	1.2
7.12	Payment for purchases of equity investments	-	(117.9)
7.13	Proceeds from sale of equity investments	28.8	2.4
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	66.6	-
7.16	Other (provide details if material)	-	(459.1)
7.17	**Net investing cash flows**	**75.5**	**(585.9)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	66.2	933.3
7.19	Proceeds from borrowings	-	782.7
7.20	Repayment of borrowings	(104.2)	(30.5)
7.21	Dividends paid	(18.9)	(2.3)
7.22	Provided from Loans from related party	-	709.6
	Repayment of loan to related party	-	(1,722.3)
7.23	**Net financing cash flows**	**(56.9)**	**670.5**
7.24	**Net increase (decrease) in cash held**	19.6	**29.5**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	7.3	17.4
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	26.9	46.9

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A million	Previous corresponding period $A million
8.1	Cash on hand and at bank	12.2	8.9
8.2	Deposits at call	14.7	38.0
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**26.9**	**46.9**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	2.8%	2.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	2.0%	1.6%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	4.2 cents	9.2cents
	(b) Diluted EPS (if materially different from (a))	4.2cents	9.2cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	472,579,720	195,842,441

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$1.70	$2.10

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A million	Previous corresponding period $A million
12.1	Interest revenue included in determining item 1.5	1.3	1.3
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	43.4	34.3
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$-

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	A J Forsyth & Company Limited
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	($516,400)
14.3	Date to which the profit (loss) in item 14.2 has been calculated	14 October 2001
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ 410,000
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ 200,000

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity — Refer Attachment

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	24 April 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	5 April 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	3.0¢	3.0¢	0¢
15.7	Previous year ** Previous Year Franked at 34%*	3.0¢	3.0¢	0¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	-¢	-¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A million	Previous corresponding period $A million
15.10	+Ordinary securities	16.1	13.7
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	16.1	**13.7**

The +dividend or distribution plans shown below are in operation.

A dividend reinvestment plan is in place.

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 April 2002

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A million	Previous corresponding period $A million
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A million	Previous corresponding period- $A million
	-	-	-	-
17.2 Total				
17.3 Other material interests Bekaert Australia Steel Cord Pty Ltd	50%	50%	-	-
17.4 Total			-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	535,896,335	535,896,335	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	75,618,431	75,618,431	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*		-	*Exercise price*	*Expiry date (if any)*
		5,428,808	-	92.58	Dec 2009
18.8	Issued during current period Issues:	35,749 29,531 233,300 808,000		103.50 91.43 90.87 104.34	Nov 2010 Nov 2010 Nov 2010 Dec 2010
18.9	Exercised during current period	1,249,232		92.58	
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

+ See chapter 19 for defined terms.

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached Review of Operations.
It is difficult to compare numbers from the previous year as the December 2000 results contain only some of the businesses that now constitute the OneSteel Group. Comparison to proforma December 2000 numbers have been provided in the review of operations.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer attached review of operations.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Franking credits of $11 million will be available following the payment of the interim dividend. It is anticipated that the final dividend will be fully franked, future franking will then depend on trading results and the impact of the Tax consolidation regime.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Dividends that are not declared prior to the balance date are no longer provided for in the financial statements.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	-
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	-
Date	-
Time	-
Approximate date the +annual report will be available	-

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

+ See chapter 19 for defined terms.

(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 19/2/02
(~~Director~~/Company Secretary)

Print name: PAUL R LOCKE

Segmental Information
for the Half-year ended 31 December 2001

Business Segments	December 2001 Revenue from customers outside the consolidated entity $m	Intersegment Revenue $m	Total Revenue $m	EBIT $m	Segment assets $m
Manufacturing	567.1	253.1	820.2	46.6	1,550.1
Distribution - Australia	766.1	3.7	769.8	31.7	941.3
Distribution - International	160.4	-	160.4	9.9	123.0
Corporate activities	16.4	9.4	25.8	(14.3)	51.3
Intersegment activities	-	(266.2)	(266.2)	(0.9)	(40.3)
Consolidated	1,510.0	-	1,510.0	73.0	2,625.4

Business Segments	December 2000 Revenue from customers outside the consolidated entity $m	Intersegment Revenue $m	Total Revenue $m	EBIT $m	Segment assets $m
Manufacturing	450.5	190.6	641.1	31.1	1,582.2
Distribution - Australia	598.2	2.6	600.8	21.4	744.1
Distribution - International	152.4	-	152.4	10.4	173.7
Corporate activities	1.1	4.7	5.8	(14.3)	140.7
Intersegment activities	-	(197.9)	(197.9)	(5.0)	(29.7)
Consolidated	1,202.2	-	1,202.2	43.6	2,611.0

+ See chapter 19 for defined terms.

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	Paul Locke	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6653
DATE:	19 February 2002		
NUMBER OF PAGES:	17 (including this page)		

Half Yearly Report

Please find attached the presentation on our Half Yearly Report to be given to analysts today.

P R Locke

Paul Locke

Interim Results

February 19
2002



Introduction

- Result Overview
- Financials
- Operations Review
- Performance Initiatives
- The Future

2

Financial Highlights

- Some encouraging signs from market
  - Sales Revenue of $1,473.2m up 16.3%
  - EBITDA of $ 125.6m up 12.5%
  - NPAT of $19.7m up 4.8%
  - Cash Flow of $76.5m up 117.9%
  - Improved gearing 41.1 down to 34.1%
    (net debt to net debt plus equity)
  - ROFE (EBITA) up from 7.0% to 8.9%
- Interim Dividend of 3.0 cents fully franked

onesteel

3

Operational Highlights

- Strong revenue growth
  - Email additional revenue
  - Tasmanian Gas pipeline contract
  - Tonnes dispatched up 10.1%
  - Price per Tonne up 9.3%
    - ***Majority product mix & some price increase***
    - **Pipeline contract major price cost impact**
- Significant underlying reduction in inventory from over 14 stock weeks to under 10
- Business Improvement Program
  - cost reductions of approx. $23.6m against an increase in inflationary based costs of 19.8 million
  - revenue enhancements of $5.4m
- Sale of AJ Forsyth and Adrossan Port
- Continuing integration of Email
- Staff numbers reduced by 5%

onesteel

4


Non Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5000
4500
4000
3500
3000
2500
2000
1500
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 20% of OneSteel Activity

2.2% year on year increase in value of work

OneSteel Key Segments


Engineering Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5500
5000
4500
4000
3500
3000
2500
2000
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 20% of OneSteel Activity

0.8% year on year increase in value of work

5


Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
Sep89
Sep90
Sep91
Sep92
Sep93
Sep94
Sep95
Sep96
Sep97
Sep98
Sep99
Sep00
Sep01

Represents 12% of OneSteel Activity

12.2% year on year increase in value of work

OneSteel Key Segments


Other Manufacturing ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
50300
45300
40300
35300
30300
25300
20300
15300
10300
5300
300
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 13% of OneSteel Activity

-2.0% year on year decline in value of work

6


Gross value of Mining Production ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

10% of OneSteel Activity
7.3% increase year on year


Automotive Output ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

5% of OneSteel Activity
-7% decline year on year


Agricultural Investment ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

5% of OneSteel Activity
-14.0% decrease year on year

OneSteel Key Segments

7

Market Activity Summary

- When comparing the six months to December 2001 with December 2000 activity in OneSteel segments was up **2.0%.**
- When comparing six months December 2001 with six months to June 2001 activity in OneSteel segments was up **3.29%.**

8

onesteel

Financials

Tony Reeves

onesteel

Profit and Loss – Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% ch
Sales Revenue	1,473.2	1,267.0	16.3
EBITDA	125.6	111.6	12.5
Dep and Amort	52.6	48.6	8.2
EBIT	73.0	63.0	15.9
Interest	30.6	29.6	3.4
Profit Before Tax	42.4	33.4	26.9
Tax	19.1	12.0	59.2
NPAT	19.7	18.8	4.8
EPS (cents)	3.7	4.1	
ROFE %	8.9	7.0	
Interim Dividend (cents/share)	3.0	3.0	

10

Revenue Components

- Back out low margin Tasmanian Gas Pipeline Project
  - Revenue increase would be: 11.9%
  - EBITDA increase would be: 11.1%
- Email revenues coming on stream at distribution margins

11

Tax Rate Components

- Effective tax rate has increased from 36% to 45%
  - Prior year adjustments
    - Positive last year
    - Negative this year
  - Increase in non-deductibles (amortisation and AJ Forsyth)
  - Use 37% to 40% looking forward

12

onesteel

Balance Sheet – Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% Ch
Total Assets	2,625.4	2,666.2	(1.5)
Liabilities	1,424.7	1,493.5	(4.6)
Net Assets	1,200.7	1172.7	2.4
Net Debt	622.2	818.1	(24.0)
Inventory	608.0	646.4	(5.9)
Funds Employed	1,822.9	1,990.8	(8.4)
Gearing % (net debt/net debt plusequity)	34.1	41.1	
Interest Cover - times	2.4	2.0	
NTA /Share $	1.70	2.10	

13

onesteel

Cash Flow - Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% Ch
Earnings before Tax	41.1	32.2	27.6
Depreciation and Amort.	52.6	48.6	8.2
Capital and Inv & Exp	(22.1)	(15.9)	39.0
Working Cap. Movement	(16.7)	(2.4)	
Income Tax Payments	(9.4)	(31.1)	-70.0
Assets Sales	31.0	3.7	
Operating Cash Flow	76.5	35.1	117.9

14

Operations Review

Bob Every

Australian Distribution - Results

$A Million	6 Months to Dec 2001	6 Months to Jun 2001	6 Months to Dec 2000	% ch Dec on Dec
Revenue	769.8	644.2	600.8	28.1
EBITDA	48.1	36.3	34.4	39.8
EBIT	31.7	22.6	21.4	48.1
Assets	941.3	926.4	744.1	26.5
Employees	2,425	2,531	2,117	14.5
Sales Margin	4.1	3.5	3.6	
Funds Emp	770.1	718.1	615.7	25.0
ROFE	10.2	7.7	8.6	

16

Australian Distribution Highlights

Factors Influencing Result

- Underlying activity stable
- Strong housing market
- Some pricing pressures
- Email revenues
- Margin Improvements from Email integration and cost cutting
- OneSteel brand across the businesses

Outlook

- Demand to remain steady for current six months
- Expect some pick up in project work
- *Housing sector slow down towards June*

17

Manufacturing - Results

$A Million	6 Months to Dec 2001	6 Months to Jun 2001	6 Months to Dec 2000	% ch Dec on Dec
Revenue	820.2	817.6	738.2	11.1
EBITDA	79.5	52.0	75.2	5.7
EBIT	46.6	18.3	43.9	6.2
Assets	1,550.1	1,575.9	1,637.4	-5.3
Employees	3,897	4,066	3,982	-2.1
Sales Margin	5.7	2.2	6.0	
Funds Emp	1,140.8	1,160.9	1,222.6	-6.7
ROFE	8.3	3.5	7.5	

18

Manufacturing Highlights

Factors Influencing Result
- Whyalla Billet caster met targets for the period
- Sydney Steel Mill production close to capacity
- *$18.6 million in business improvements*
- Tasmanian Pipeline project – commission component

Outlook
- A full second half pick up with Alice Springs to Darwin rail project
- *Brisbane bar mill closure April 2001*
- Stage two of product complexity project
- *Reducing one shift at Newcastle Rod Mill*
- Whyalla shutdown for maintenance of Pellet plant ($3 to 4m after tax)
- Overall market conditions to remain stable

19

International Distribution - Results

$A Million	6 Months to Dec 2001	6 Months to Jun 2001	6 Months to Dec 2000	% ch Dec on Dec
Sales Revenue	144.2	158.4	150.8	-4.4
Total Revenue	160.4	159.8	152.4	5.2
EBITDA	13.0	15.4	13.9	-6.5
EBIT	9.9	12.1	10.4	-4.8
Assets	123.0	174.0	173.7	-29.2
Employees	573	700	714	-19.7
Sales Margin / Total Revenue	6.2	7.6	6.8	
Sales Margin / Sales Revenue	6.9		6.9	
Funds Emp	96.7	146.8	145.9	-33.7
ROFE	21.7	17.2	15.4	

20

International Distribution - NZ

- In NZ Dollars
  - Revenues up 10% to $195m
  - Profit after tax up 45% to $9m

21

International Distribution - Highlights

Factors Influencing Result
- New Zealand business improved sales and margins
- Market Conditions mixed
- Slight pick up in commercial and construction sectors
- Some strength in manufacturing and rural sectors
- AJ Forsyth business sold in October

Outlook
- In NZ economic outlook flat

22

onesteel

Business Improvement Initiatives

onesteel

Ongoing business improvement initiatives

- Cost Reductions - $23.6m compared to $24m last period – underlying cost increases of 19.8m
- Revenue enhancement - $5.4m
- Product complexity
  - Moving into second stage
- Email Metals integration
  - Business integration under OneSteel banner on track
  - Surplus asset sale program on track
- Continued close inventory management
- Continued restructuring
  - Rod Mill shift changes
  - Maintenance and engineering review
  - Completion of Brisbane bar mill closure

24

Ongoing Business Improvement Initiatives

- Sold AJ Forsyth business
  - *domestic focus*
- Sold Adrossan Port facility
- Reward structure
  - All salaried staff now on performance based system
- Equity Raising
  - Raised $66 million
  - Used to paid down debt
- Information systems
  - streamline IT systems on SAP platform
- Dumping action
  - certain hot rolled structural sections
  - Decision around mid year

25

Asset sales

Asset sales are continuing as expected

- Email
  - Metering
  - Bisalloy 30/11/01
  - Brice Metals 22/10/01
  - Atlas Steel 30/11/01
  - PWB Anchor
  - Email HO site
  - Total Email asset sales YTD $47.95 million
- 2 OneSteel distribution properties and Brisbane mill site
  - Nth Freemantle site sold – January
  - Adrossan Port sold
- Expected proceeds from remaining asset sales to exceed A$58 - expect majority of sales completed by 30 June 2002

26

onesteel

Upcoming project flow

- Key Projects
  - Alice Springs to Darwin Rail
  - Comalco Plant - Gladstone
  - Woodside 4th train
  - Queen Victoria Bld - Melbourne
  - Eureka Bld - Melbourne
  - World Square - Sydney

27

onesteel

Trading outlook

- Looking ahead - second half
  - Forecasts built on stable market activity
  - Second half has less trading days than the first
  - Alice Springs to Darwin Rail project - 50,000 tonnes
    - Production diverted from lower margin exports
  - Whyalla Pellet plant shut down (3 to $4m after tax impact)
  - Continued impact of increased first home owners grant till at mid year
  - Larger projects beginning to kick in
  - Closure of Brisbane Bar Mill - May
    - Cost improvements will begin to flow through
  - Implementation of Maintenance and Engineering initiatives in Newcastle
  - Reduced shift in Newcastle Rod Mill
  - Ongoing cost reductions and revenue enhancements

28

Group strategy

- Cash generation, debt reduction, cost reduction, revenue enhancement, capital management
  - providing OneSteel with increased future flexibility
- Longer term strategic growth options
  - organic or "step change" nature

29

Summary

- Strong revenue growth
- Improved profit result
- Large reduction in debt
- Restructuring program on target
- Return on funds employed up.
- Expect a more even distribution between the half years

30

onesteel

Interim Results

February 19
2002